

June 28, 2022

Pamela Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, IL 60601

> **Re: OppFi Inc.**
> **Form 10-K filed March 11, 2022**
> **Form 10-Q filed May 6, 2022**
> **File No. 001-39550**

Dear Ms. Johnson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 11, 2022

Item 1. Business, page 4

1. Please revise future filings to include a corporate structure chart that clearly illustrates ownership by percentage and share type including voting and economic rights.

Adjusted Net Income and Adjusted EBITDA, page 81

2. As disclosed in note (a) to the table on page 82, we note that the "Other addback and one-time expense" adjustment includes $10.6 million in "other one-time expenses." Please tell us and revise future filings to provide detail of all significant expense items included in this adjustment and to the extent necessary fully explain why the adjustments are relevant and the resulting adjusted measure provides useful information to investors.

Pamela Johnson
OppFi Inc.
June 28, 2022
Page 2

Adjusted Shares as Reflected in Adjusted Basic and Diluted Earnings Per Share, page 82

3.   Please tell us and revise future filings to disclose the usefulness and purpose of presenting Adjusted Basic and Diluted Earnings Per Share and explain why you back out the earnout shares in your calculations. Refer to Item 10(e)(1)(i)(C) & (D) of Regulation S-K.

Form 10-Q filed May 6, 2022

Net Income Attributable to OppFi, Inc., page 33

4.   Please tell us and revise future filings to more clearly identify for each period presented the underlying income or expense components that are attributable to OppFi Inc. or the noncontrolling interest such that an investor clearly understands the trends and variability of net income attributable to OppFi Inc. common stockholders. We note the significant difference in net income (loss) attributable to each interest for the quarter ended March 31, 2022.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance